UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.  14)1

United States Cellular Corporation
(Name of Issuer)

Common Shares ($1.00 par value)
(Title of Class of Securities)

911684108
(CUSIP Number)

LeRoy T. Carlson, Jr. (312) 630-1900
President and Chief Executive Officer
Telephone and Data Systems, Inc.
30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions  of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 911684108	13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telephone and Data Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER - 70,788,703 shares - Includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares.  See Item 5 for further explanation.

	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER Same as 7 above.
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13

PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 70.8% of the outstanding Common Shares of the Issuer for a combined total of approximately 82.0% of the Issuer’s outstanding classes of capital stock and approximately 95.9% of their combined voting power. [2]

14		TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2               Based on 53,329,026 Common Shares and 33,005,877 Series A Common Shares outstanding on December 31, 2004.

SCHEDULE 13D

CUSIP No. 911684108	13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Trustees of the Voting Trust under Agreement dated June 30, 1989
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER - 70,788,703 shares - Includes 33,005,877 Series A Common  Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares.  See Item 5 for further explanation.

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER Same as 8 above.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  Reporting persons may be deemed to beneficially own 100% of the outstanding Series A Common Shares of the Issuer and approximately 70.8% of the outstanding Common Shares of the Issuer for a combined total of approximately 82.0% of the Issuer’s outstanding  classes of capital stock and approximately 95.9% of their combined voting power. [3]

14		TYPE OF REPORTING PERSON* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

3               Based on 53,329,026 Common Shares and 33,005,877 Series A Common Shares outstanding on December 31, 2004.

Schedule 13D

Issuer:  United States Cellular Corporation

This Amendment Number 14 to the Amended and Restated Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), by Telephone and Data Systems, Inc., a Delaware corporation (“TDS”).  This amended Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share (“Common Shares”), and/or Series A Common Shares, par value $1.00 per share (“Series A Common Shares”) of United States Cellular Corporation, a Delaware corporation (the “Issuer” or “U.S. Cellular”)).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, par value $1.00 per share, of the Issuer.  The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.

Item 2.	Identity and Background.

TDS and the Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended (the “Voting Trust”), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares.  The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the Voting Trust.

TDS. TDS is a Delaware corporation.  The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.  TDS’s principal business is that of providing diversified telecommunications services.  TDS, directly and through its subsidiaries, has cellular telephone, local telephone, and personal communications services operations.  The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

The Trustees of the Voting Trust.  The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.  The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.  The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The information contained in Item 4 below, is incorporated herein by reference.
Item 4.	Purpose of Transaction.

On February 17, 2005, the TDS Board of Directors (the “TDS Board”), including directors who are not trustees or beneficiaries of the Voting Trust, and directors who are not officers of TDS, unanimously approved a proposal (the “Special Common Share Proposal”), to be submitted to TDS shareholders at a Special Meeting of shareholders, to approve an amendment (the “Amendment”) to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.  The Voting Trust has the voting power to cause the Special Common Share Proposal and certain related proposals to be

Schedule 13D

Issuer:  United States Cellular Corporation

approved, and the trustees of the Voting Trust have advised TDS that they intend to vote for the Special Common Share Proposal and for such related proposals at the Special Meeting of shareholders.

The Special Common Share Proposal is being implemented by TDS for, among other reasons, to permit TDS at some time in the future to offer and issue Special Common Shares in exchange for all of the Common Shares of United States Cellular Corporation (“U.S. Cellular”) which are not owned by TDS (a “Possible U.S. Cellular Transaction”).  Subject to the approval of the Special Common Share Proposal and certain other conditions, the trustees of the Voting Trust have advised the TDS Board that they may also support such possible action by TDS.  TDS currently owns approximately 82% of the shares of common stock of U.S. Cellular.  The purpose of a Possible U.S. Cellular Transaction would be to cause U.S. Cellular to become a wholly-owned subsidiary of TDS.

The TDS Board has approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the “Distribution”), subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.

The foregoing possible transactions were developed by TDS following discussions with trustees of the Voting Trust.  TDS management communicated with the trustees of the Voting Trust to determine if they would support certain actions.  Following consideration of certain possible transactions, the trustees of the Voting Trust advised TDS management that they were not actively seeking any change to the TDS capital structure and did not consider it to be necessary, but that they might consider a transaction that did not impair the voting control of the Voting Trust and that was in the best interest of TDS and all of its shareholders.

At the same time, the trustees of the Voting Trust further advised that they did not believe that certain alternatives would be in the best interest of TDS and all of its shareholders and, accordingly, would not approve or support action in furtherance of such alternatives.

The TDS Board has not taken any action to determine that it will offer Special Common Shares, or the number of Special Common Shares or fraction of a Special Common Shares that it may offer, to exchange for each Common Share of U.S. Cellular not owned by TDS.  If and when an offer is made will depend on the trading price of the U.S. Cellular Common Shares, the trading price of the Special Common Shares, market conditions and other factors.

TDS has no set time frame for taking action with respect to a Possible U.S. Cellular Transaction and TDS could choose to take action with respect to a Possible U.S. Cellular Transaction at any time, or not to take action with respect to a Possible U.S. Cellular Transaction, depending on the circumstances at the time.  The timing of such possible transaction also depends on the trading price of the U.S. Cellular Common Shares, the trading price of the Special Common Shares, market conditions and other factors, including whether any possible transaction would be likely to be disruptive to U.S. Cellular’s operations.

If a Possible U.S. Cellular Transaction does not take place for any reason, U.S. Cellular may not become a wholly-owned subsidiary of TDS and the Common Shares of U.S. Cellular may continue to be publicly traded. Alternatively, although TDS has no current plans or intentions to do so, TDS may consider acquiring such Common Shares of U.S. Cellular through open market or private purchases, or taking other action to acquire some or all of the shares of U.S. Cellular not owned by TDS.

Reference is made to the preliminary proxy statement of TDS filed with the SEC dated February 18, 2005 for additional information relating to the foregoing, which is incorporated by reference herein.

Except as disclosed or incorporated by reference above, neither TDS nor the Voting Trust has any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the

Schedule 13D

Issuer:  United States Cellular Corporation

Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, TDS and the trustees of the Voting Trust retain the right to change their intent, to acquire additional securities from time to time or to dispose of all or part of the securities beneficially owned by TDS or the Voting Trust in any manner permitted by the terms of the Voting Trust and/or applicable law.

Item 5.	Interest in Securities of the Issuer.
(I)	TDS.
(a)

As of December 31, 2004, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 37,782,826 Common Shares which is approximately 70.8% of such shares outstanding.  In addition, TDS owns 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares.

	(b)	(i)	Sole Power to Vote or Direct the Vote:

TDS is the direct beneficial owner of 37,782,826 Common Shares and 33,005,877 Series A Common Shares of the Issuer representing approximately 82.0% of all classes of common shares of the Issuer.  The Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares.  TDS has sole voting power with respect to an aggregate of 37,782,826 Common Shares and 33,005,877 Series A Common Shares representing approximately 95.9% of the combined voting power of the Common Shares and the Series A Common Shares.  As a result of such ownership, TDS has the voting power to elect all of the directors of the Issuer.

		(ii)	Shared Power to Vote or Direct the Vote:
None.
		(iii)	Sole Power to Dispose or Direct the Disposition:
TDS has sole power to dispose of 37,782,826 Common Shares and 33,005,877 Series A Common Shares, representing approximately 82.0% of all classes of capital stock outstanding.
		(iv)	Shared Power to Dispose or Direct the Disposition:
None.
	(c)		To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by TDS, except

Schedule 13D

Issuer:  United States Cellular Corporation

as disclosed in Item 4, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.
	(d)	To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.
	(e)	Not Applicable.
(II)	Directors and Executive Officers of TDS.
	(a) - (b)	See Appendix D attached hereto and incorporated herein by reference.
(c)

To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

(d)

To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

	(e)	Not applicable.
(III)	The Voting Trust.
(a)

As of December 31, 2004, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust may be deemed to beneficially own an aggregate of 37,782,826 Common Shares representing 70.8% of such shares.  In addition, the Voting Trust may be deemed to beneficially own 33,005,877 Series A Common Shares.

	(b)	(i) Sole Power to Vote or Direct the Vote:
None.
(ii) Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of TDS Series A Common Shares.  The Voting Trust holds and the trustees vote 6,065,088 Series A Common Shares of TDS, representing approximately 94.5% of the outstanding TDS Series A Common Shares, and approximately 52.6% of the combined voting power of TDS Series A Common Shares and TDS Common Shares. [4]  Therefore, the Voting Trust may direct a majority of the combined voting power of TDS, which has voting power to elect all directors of the Issuer and has approximately 95.9% of the combined voting power of the Issuer with respect to matters other than the election of directors.

4               Based on  51,015,083  Common Shares of TDS and 6,420,857 Series A Common Shares outstanding on December 31, 2004.

Schedule 13D

Issuer:  United States Cellular Corporation

		(iii)	Sole Power to Dispose or Direct the Disposition:
None.
		(iv)	Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5.III(b)(ii) above is incorporated herein by reference.  Through the ability to direct a majority of the combined voting power of TDS, the Voting Trust trustees share the power to direct the disposition of 37,782,826 Common Shares and  33,005,877 Series A Common Shares of the Issuer, representing 82.0% of all classes of capital stock outstanding of the Issuer.

(c)

To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust except to the extent disclosed herein.

(d)

To the knowledge of LeRoy T. Carlson, Jr., no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

	(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

The Voting Trust trustees hold and vote 6,065,088 TDS Series A Common Shares held in the Voting Trust, representing 94.5% of the outstanding TDS Series A Common Shares, and approximately 52.6% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares.  Therefore, the Voting Trust trustees may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 95.9% of the combined voting power of the Issuer.

Item 7.	Material to be Filed as Exhibits.

(a)       Voting Trust Agreement, dated as of June 30, 1989, is hereby incorporated by reference to an exhibit to Post-Effective Amendment No. 3 to the TDS’s Registration Statement on Form S-1, No. 33-12943.

(b)       Amendment dated as of May 9, 1991 to the Voting Trust Agreement dated as of June 30, 1989, is hereby incorporated by reference to Exhibit 9.2 to the TDS’s Annual Report on Form 10-K for the year ended December 31, 1991.

(c)       Amendment dated as of November 20, 1992, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1(c) to the TDS ‘s Annual Report on Form 10-K for the year ended December 31, 1992.

Schedule 13D

Issuer:  United States Cellular Corporation

(d)       Amendment dated as of May 22, 1998, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 99.3 to the TDS ‘s Current Report on Form 8-K filed on June 5, 1998.

(e)       Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, to cancel 500 voting trust certificates, is hereby incorporated by reference to Item 7(e) of the Schedule 13D filed by the Voting Trust dated March 28, 2003.

(f)        Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, extending the term of the Voting Trust from June 30, 2009 to June 30, 2035, is hereby incorporated by reference to Item 7(f) of the Schedule 13D filed by the Voting Trust dated March 28, 2003.

(g) Preliminary proxy statement of TDS, is hereby incorporated by reference to TDS’s Schedule 14A as filed with the SEC on February 18, 2005.

* * * * * *

Schedule 13D

Issuer:  United States Cellular Corporation

JOINT FILING AGREEMENT

The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2005.

TELEPHONE AND DATA SYSTEMS, INC.			TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989, AS AMENDED

By:	/s/ LeRoy T. Carlson, Jr.		/s/ Walter C. D. Carlson*
	LeRoy T. Carlson, Jr.		Walter C. D. Carlson
President and Chief Executive Officer

/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*
Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.

		*By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Attorney-in-Fact for above Trustees*

* Pursuant to Joint Filing Agreement and Power of Attorney previously filed with the Securities and Exchange Commission and incorporated by reference herein.

Signature Page to the 14th Amendment to the

Amended and Restated Schedule 13D

relating to the direct and indirect beneficial ownership of the

Common Shares of United States Cellular Corporation by

Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D	APPENDIX A
Issuer: United States Cellular Corporation
Page 1 of 4 of Appendix A

DIRECTORS OF TDS

(I)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(II)	(a)	Name:

LeRoy T. Carlson

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Chairman Emeritus of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(III)	(a)	Name:

Sandra L. Helton

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Executive Vice President and CFO of Telephone and Data Systems, Inc.

Schedule 13D	APPENDIX A
Issuer: United States Cellular Corporation
Page 2 of 4 of Appendix A

	(f)	Citizenship:

United States

(IV)	(a)	Name:

James Barr, III

	(b)	Business Address:

TDS Telecommunications Corporation 525 Junction Road Madison, Wisconsin 53717

	(c)	Present Principal Occupation or Employment:

President of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(V)	(a)	Name:

Walter C.D. Carlson

	(b)	Business Address:

Sidley Austin Brown & Wood LLP 10 S. Dearborn Street Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin Brown & Wood LLP

	(f)	Citizenship:

United States

(VI)	(a)	Name:

Letitia G. Carlson, M.D.

	(b)	Residence Address:

7604 Fairfax Road Bethesda, Maryland 20814

	(c)	Present Principal Occupation or Employment:

Medical Doctor

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX A
Issuer: United States Cellular Corporation
Page 3 of 4 of Appendix A

(VII)	(a)	Name:

Donald C. Nebergall

	(b)	Residence Address:

2919 Applewood Place, N.E. Cedar Rapids, Iowa 52402

	(c)	Present Principal Occupation or Employment:

Consultant

	(f)	Citizenship:

United States

(VIII)	(a)	Name:

Herbert S. Wander

	(b)	Business Address:

Katten Muchin Zavis Rosenman 525 West Monroe Street Suite 1600 Chicago, Illinois 60606-3693

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Katten Muchin Zavis Rosenman

	(f)	Citizenship:

United States

(IX)	(a)	Name:

George W. Off

	(b)	Business Address:

Checkpoint Systems, Inc. 101 Wolf Drive Thorofare, NJ 08086

	(c)	Present Principal Occupation or Employment:

Chairman and Chief Executive Officer of Checkpoint Systems, Inc. Marketing Corporation

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX A
Issuer: United States Cellular Corporation
Page 4 of 4 of Appendix A

(X)	(a)	Name:

Martin L. Solomon

	(b)	Business Address:

1643 Brickell Ave., Apt. 4902 Miami, Florida 33129

	(c)	Present Principal Occupation or Employment:

Private Investor

	(f)	Citizenship:

United States

(XI)	(a)	Name:

Kevin A. Mundt

	(b)	Business Address:

Vestar Capital Partners 500 Boylston Street, 17th Floor Boston, MA 02116

	(c)	Present Principal Occupation or Employment:

General Partner and Managing Director of Vestar Capital Partners

	(f)	Citizenship:

United States

(XII)	(a)	Name:

Mitchell H. Saranow

	(b)	Business Address:

The Saranow Group, LLC 555 Skokie Boulevard, Suite 204 Northbrook, IL 60062

	(c)	Present Principal Occupation or Employment:

Chairman of The Saranow Group, LLC

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX B
Issuer: United States Cellular Corporation
Page 1 of 6 of Appendix B

EXECUTIVE OFFICERS OF TDS

(I)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(II)	(a)	Name:

LeRoy T. Carlson

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Chairman Emeritus of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(III)	(a)	Name:

Sandra L. Helton

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Executive Vice President and CFO of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX B
Issuer: United States Cellular Corporation
Page 2 of 6 of Appendix B

(IV)	(a)	Name:

John E. Rooney

	(b)	Business Address:

United States Cellular Corporation 8410 West Bryn Mawr Suite 700 Chicago, Illinois 60631

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of United States Cellular Corporation, an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(V)	(a)	Name:

James Barr, III

	(b)	Business Address:

TDS Telecommunications Corporation 525 Junction Road Madison, Wisconsin 53717

	(c)	Present Principal Occupation or Employment:

President of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(VI)	(a)	Name:

D. Michael Jack

	(b)	Business Address:

Telephone and Data Systems, Inc. 8401 Greenway Blvd. Suite 230 Middleton, WI 53562

	(c)	Present Principal Occupation or Employment:

Senior Vice President and Corporate Controller of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX B
Issuer: United States Cellular Corporation
Page 3 of 6 of Appendix B

(VII)	(a)	Name:

Kurt B. Thaus

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Senior Vice President and Chief Information Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(VIII)	(a)	Name:

Scott H. Williamson

	(b)	Business Address:

30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Senior Vice President – Acquisitions and Corporate Development of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(IX)	(a)	Name:

Kevin C. Gallagher

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Vice President and Corporate Secretary of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX B
Issuer: United States Cellular Corporation
Page 4 of 6 of Appendix B

(X)	(a)	Name:

Joseph Hanley

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Vice President - Engineering of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(XI)	(a)	Name:

C. Theodore Herbert

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Vice President-Human Resources of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(XII)	(a)	Name:

Frieda E. Ireland

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Vice President-Internal Audit of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX B
Issuer: United States Cellular Corporation
Page 5 of 6 of Appendix B

(XIII)	(a)	Name:

J. Timothy Kleespies

	(b)	Business Address:

Telephone and Data Systems, Inc. 8401 Greenway Boulevard Suite 230 Middleton, Wisconsin 53562

	(c)	Present Principal Occupation or Employment:

Vice President and Assistant Corporate Controller of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(XIV)	(a)	Name:

Kenneth M. Kotylo

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Vice President-Acquisitions and Corporate Development of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(XV)	(a)	Name:

Peter L. Sereda

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Vice President and Treasurer of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX B
Issuer: United States Cellular Corporation
Page 6 of 6 of Appendix B

(XVI)	(a)	Name:

Mark A. Steinkrauss

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

Vice President-Corporate Relations of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(XVII)	(a)	Name:

James W. Twesme

	(b)	Business Address:

Telephone and Data Systems, Inc. 8401 Greenway Boulevard Suite 230 Middleton, Wisconsin 53562

	(c)	Present Principal Occupation or Employment:

Vice President-Corporate Finance of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(XVIII)	(a)	Name:

Byron A. Wertz

	(b)	Business Address:

Telephone and Data Systems, Inc. 8000 West 78th Street, Suite 400 Minneapolis, Minnesota 55439

	(c)	Present Principal Occupation or Employment:

Vice President - Corporate Development of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX C
Issuer: United States Cellular Corporation
Page 1 of 2 of Appendix C

TRUSTEES OF THE VOTING TRUST

(I)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship:

United States

(II)	(a)	Name:

Walter C.D. Carlson

	(b)	Business Address:

Sidley Austin Brown & Wood LLP 10 S. Dearborn Street Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin Brown & Wood LLP

	(f)	Citizenship:

United States

(III)	(a)	Name:

Letitia G. Carlson, M.D.

	(b)	Business Address:

7604 Fairfax Road Bethesda, Maryland 20814

	(c)	Present Principal Occupation or Employment:

Medical Doctor

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX C
Issuer: United States Cellular Corporation
Page 2 of 2 of Appendix C

(IV)	(a)	Name:

Prudence E. Carlson

	(b)	Business Address:

10 White Street New York, New York 10013

	(c)	Present Principal Occupation or Employment:

Writer/Art Critic

	(f)	Citizenship:

United States

Schedule 13D	APPENDIX D
Issuer: United States Cellular Corporation
Page 1 of 1 of Appendix D

Name	Number of Common Shares Beneficially Owned as of Latest Practicable Date	Percentage of Class of the Issuer’s Common Shares
James Barr, III	—	—
LeRoy T. Carlson	1,243		*
LeRoy T. Carlson, Jr.	—	—
Letitia G. Carlson, M.D.	—	—
Walter C.D. Carlson	3,401		*
Kevin C. Gallagher	—	—
Joseph Hanley	—	—
Sandra L. Helton	—	—
C. Theodore Herbert	—	—
Frieda E. Ireland	—	—
D. Michael Jack	—	—
J. Timothy Kleespies	—	—
Kenneth M. Kotylo	—	—
Kevin A. Mundt	—	—
Donald C. Nebergall	—	—
George W. Off	500		*
John E. Rooney	186,225		*
Mitchell H. Saranow	—	—
Peter L. Sereda	—	—
Martin L. Solomon	—	—
Mark A. Steinkrauss	300		*
Kurt B. Thaus	—	—
James W. Twesme	—	—
Herbert S. Wander	—	—
Byron A. Wertz	—	—
Scott H. Williamson	—	—
TOTAL	191,669		*

* Less than 1%